FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S. A.

A Publicly-Held Company

CNPJ/MF nº 20.730.099/0001-94

NIRE 42 300 025 747

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON APRIL 27, 2009

1 – Date, Time and Place: On April 27, 2009, at 02:00 p.m., at the company’s main address at 86, Rua Senador Attílio Fontana, in Concórdia, State of Santa Catarina.

2 – Call Notice Published by: “Diário Oficial do Estado de Santa Catarina”, on 03/31/2009 (page 60), 04/01/2009 (page 84) and 04/02/2009 (page 110); “O Estado de S. Paulo”, Economy section, on 03/28/2009 (page B12), 03/30/2009 (page B10)  and 03/31/2009 (page B6); and “A Notícia” (Joinville-SC), on 03/28/2009 (page 10), 03/30/2009 (page 17) and 03/31/2009 (page 30).

3 – Quorum: Shareholders representing more than two-thirds (2/3) of the Company's voting capital and shareholders holding preferred shares (Book of Shareholders Attendance # 01).

4 – Chair: Chairman: Luiz Fernando Furlan; Secretary: José Romeu Garcia do Amaral. Also present were Messrs.  Pedro Melo (partner) and Marcelo Gavioli (director), of KPMG Auditores Independentes S/C (independent audit firm) and Mr. Fernando Monteiro Alves, a sitting member of the Audit Committee of this Company.

5 – Agenda: a) rendering of management accounts, examination, discussion and voting of the financial statements, accompanied by the opinions of the Independent Accountants and Audit Committee, for the year ended at 12.31.2008; b) allocation of net income for the year and validation of dividends distributed; c) election of members to the Board of Directors and establishment of annual management fees and the possibility of the shareholders exercising the powers referred to in paragraphs 4, II, or 5, of Art.141 of Law No. 6404/76, introduced by Law No. 10303, of 10/31/2001; d) election of sitting and deputy members to the Audit Committee and establishment of their fees.

6 – Reading of documents, receipt of votes and preparation of the minutes: (1) By unanimous voting, it was resolved to dispense with the reading of the Call Notice; (2) Any vote, objection and dissent that may have been expressed were numbered, received and authenticated by the Chair and filed at the Company’s headquarters, pursuant to Article  130, Paragraph 1, Law No. 6404/76; (3) The issuance of these minutes in summary form and its publication without the signatures of the shareholders were authorized pursuant to Article 130, paragraphs 1 and 2, Law No. 6404/76.

7- Resolutions: The Chairman  informed those present that no requests for multiple vote to elect a member to the Board of Directors were received on a timely basis.  The matters in the Agenda were discussed as follows:

a) The management accounts and the financial statements for the year ended 12/31/2008 were approved, with no qualification, in accordance with the provisions of Law 6404/76,  article 133, paragraph three; those legally impeded abstained from voting; b) In view of the absence of profit for the year ended in 2008, the resolution about the allocation of net income was adversely affected. By unanimous voting, the shareholders ratified the resolutions of the Board of Directors during the period 03/26/2008 and 06/24/2008, which authorized payments both as interest on net equity and as dividends; c) The Preferred Shareholders nominated Mr.  CASSIO CASSEB LIMA (identified below), who was elected with the agreement of the remaining Shareholders. By unanimous voting, the Shareholders elected the following members to the Board of Directors: CHAIRMAN: LUIZ FERNANDO FURLAN, a Brazilian citizen, married, business administrator, holder of the Identity Card RG No. 2.985.393 - SSP/SP and enrolled in the Ministry of Finance Register of Individual Taxpayers – CPF/MF under No. 019.489.978-00, resident and domiciled in Barueri-SP; OTHER MEMBERS:  DIVA  HELENA FURLAN, a Brazilian citizen, married, lawyer, ID RG No. 2.985.455-6 SSP/SP, TIN (CPF/MF) No. 023.323.648-11, resident and domiciled in São Paulo-SP; EDUARDO FONTANA D’AVILA, a Brazilian citizen, married, civil engineer, ID RG No. 5.142.157 SSP/SP, TIN (CPF/MF) No. 947.648.328-87, resident and domiciled in São Paulo-SP; VICENTE FALCONI CAMPOS, a Brazilian citizen, married, engineer, ID RG No. 1.476.273-SSP/MG, TIN (CPF/MF) No. 000.232.216-15, resident and domiciled in Belo Horizonte-MG; ROBERTO FALDINI, a Brazilian citizen, married, business administrator, ID RG No. 3.182.138-8 SSP/SP, TIN (CPF/MF) No. 070.206.438-68, resident and domiciled in São Paulo-SP; MARTUS ANTONIO RODRIGUES TAVARES, a Brazilian citizen, married, economist, ID RG No. 587.324 SSP/CE, TIN (CPF/MF) No. 072.185.323-49, resident and domiciled in São Paulo-SP;  CELSO CLEMENTE GIACOMETTI, a Brazilian citizen, married, business administrator, ID RG No. 3.179.758-1 SSP/SP, TIN (CPF/MF) No. 029.303.408-78, resident and domiciled in São Paulo-SP; MANOEL FERRAZ WHITAKER SALLES, a Brazilian citizen, married, lawyer, ID RG No. 2.563.908 SSP/SP, TIN (CPF/MF) No. 024.099.848-00, resident and domiciled in São Paulo-SP; MARCELO CANGUÇU DE ALMEIDA, a Brazilian citizen, married, economist, ID RG No. 5.393.139-7 SSP/SP, TIN (CPF/MF) No. 896.897.558-20, resident and domiciled in São Paulo-SP and CASSIO CASSEB LIMA. a Brazilian citizen, married, production engineer, ID RG No. 7.666.225 SSP/SP, TIN (CPF/MF) No. 008.377.188-30, resident and domiciled in São Paulo-SP, the latter in accordance with nomination and voting by the Preferred Shareholders. The General Meeting resolved not to elect, for the time being, the Vice-Chairman and this position will remain vacant. Pursuant to the provisions of Law 6404/76, article 147, paragraphs 1 and 2, the elected Board Members represented that nothing prevented them from exercising trading activities and submitted the declarations required by Law 6404/76, article 147, paragraph 4 and CVM Instruction No. 367/02. All of the elected Members, including the Member elected by the preferred shareholders, will take office within thirty (30) days counted as from this date, as provided for by Law No. 6404/76, article 149, paragraph 1.  The Chairman thanked Mrs.  Luiza Helena Trajano Inácio Rodrigues and Messrs.  Norberto Fatio, José Marcos Konder Comparato, Francisco Silvério Morales Cespede and  Everaldo Nigro dos Santos, who are leaving their position on this date and also thanked Mr.  Fernando Monteiro Alves, who is leaving the Audit Council, for their valuable contribution and dedication shown during their respective terms of office. The Shareholders approved, by majority voting, in which the Shareholder Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) abstained from voting, the aggregate and annual amount destined to the compensation of the Board of Directors and Executive Board management, in the amount of seventeen million and five hundred thousand reais R$ 17,500,000.00, not including the amounts relating to the applicable social charges and it shall be incumbent upon the Board of Directors to define, and upon the Human Resources division to make, the monthly individual distribution;

d) The Preferred Shareholders elected, by majority voting, the following members to the Audit Council, to wit, Mr.  Luiz Alberto Pereira de Mattos (identified below), to the vacancy of sitting member and Mr. Luiz Guilherme Tinoco Aboim da Costa (identified below), to the vacancy of deputy member. Shareholders holding ordinary stock elected, by majority voting, the following members to the Audit Council: Cláudio Lemos Pinheiro (identified below) and Perceval Leite Britto (identified below), both for the vacancies of sitting members, and João Andrijic Malandrin (identified below) and Rafael Natal Monaco (identified below), both for the vacancies of deputy members. The members of the AUDIT COUNCIL are: SITTING MEMBERS: LUIZ ALBERTO PEREIRA DE MATTOS, a Brazilian citizen, married, economist, RG. 2094348 iFP/RJ, CPF 103.183.397-68, resident and domiciled in Rio de Janeiro - RJ,  CLÁUDIO LEMOS PINHEIRO, a Brazilian citizen, married, business administrator, ID RG No. 365.097.275-SSP/SP, CPF  nº 170.057.100-10,  resident and domiciled in Canela-RS; and PERCEVAL LEITE BRITTO, a Brazilian citizen, married, lawyer, ID RG No. 1.216.672-SSP/SP, CPF nº 114.908.708-06, resident and domiciled in São Paulo-SP; DEPUTIES: LUIZ GUILHERME TINOCO ABOIM DA COSTA, a Brazilian citizen, married, economist, ID RG No.  18565 CORECON/RJ, CPF 886.166.577/20, resident and domiciled in Rio de Janeiro-RJ; JOÃO ANDRIJIC MALANDRIN, a Brazilian citizen, married, production engineer, ID RG No. 2.712.946-9 SSP/SP, TIN (CPF) No. 044.413.038-15, resident and domiciled in São Paulo-SP; and RAFAEL NATAL MONACO, a Brazilian citizen, married, accountant, ID RG No. 3.878.348/SP, TIN (CPF) No. 019.037.568-04, resident and domiciled in São Paulo-SP. By majority voting, in which the Shareholder Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) abstained from voting, the Shareholders approved a monthly compensation to Audit Council members, in the current exercise of their functions, in the amount of five thousand and two hundred reais (R$ 5,200.00), in accordance with the provisions of Law No. 6404/76, article 162, paragraph 3. The members elected to the Audit Council complied with the legal requirements of Law No. 6404/76 and took their offices as from this date.

8 -  Records: Abstention votes and dissents expressed in relation to items “c” and “d” by Mr.  Marcus Vinícius da Costa Santos, representing Fundos de Investimento, were received, entered and filed at the main office of this Company, pursuant to Law 6404/76, Art. 130, Paragraph 1.

9 – Closing, preparation of minutes and signatures:   There being no further business, the Meeting was adjourned to draw up these minutes which, after being read and checked, were duly approved and signed by the shareholders present and by the Chair members.

Concórdia-SC, April 27, 2009

LUIZ FERNANDO FURLAN

CHAIRMAN

JOSÉ ROMEU GARCIA DO AMARAL

SECRETARY

SHAREHOLDERS:

ACORDO DE ACIONISTAS DA SADIA S.A.

per proxy/ ALFREDO FELIPE DA LUZ SOBRINHO

FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA

per proxy/ HUGO SAITO

MARIA TEREZINHA FONTANA DOS REIS

RAUL MENA BARRETO DOS REIS

OMAR FONTANA DOS REIS

SERGIO FONTANA DOS REIS

per proxy/ ALFREDO FELIPE DA LUZ SOBRINHO

DANIELLE FONTANA D’AVILA TRANCHESI

DENISE FONTANA D’AVILA FONTANA

per proxy/ ALFREDO FELIPE DA LUZ SOBRINHO

VICTOR FONTANA

VICTOR BAYARD DE MAURA FONTANA

ALEX RENATO DE MAURA FONTANA

FLÁVIA THAIS FONTANA GEMIGNANI

pp.ALFREDO FELIPE DA LUZ SOBRINHO

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI

per proxy/ CLAUDIA PESSOA LORENZONI

ABU DHABI RETIREMENT PENSIONS AND BENEFITS, BARCLAYS GLOBAL INVESTITORS, N.A., BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND

BRAZIL MSCI EMERGING MARKETS INDEX COM, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CATERPILLAR INC. GROUP INSURANCE PLAN TRUST, CATERPILLAR INC. MASTER RETIREMENT TRUST, COLLEGE RETIREMENT EQUITIES FUND, CONTY EMPLOYEES ANNUIT AND BENEFIT FUND OF THE COOK COUNTY, DIMENSIONAL EMERGING MARKETS VALUE FUND INC., DIMENSIONALFUNDS II, PLC, DIMENSIONAL FUNDS PLC, DUPONT PENSION TRUST, EATON VANCE STRUCTURES EMERGING MARKETS FUND, EATON VANCE TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT, EMERGING MARKETS EQUITY TRUST 4, EMERGING MARKETS INDEX FUND EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, GENERAL ELETRIC PENSION TRUST, GEUT EMERGING EQUITY PASSIVE 1, IBM SAVINGS PLAN ILLINOIS STATE BOARD OF INVESTMENT, ISHARES MSCI BRAZIL (FREE) INDEX FUND, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B,

LEGG MASON EMERGING MARKET TRUST (AUSTRALIA), LEGG MASON GLOBAL FUNDS FCP (LUXEMBOURG), MICROSOFT GLOBAL FINANCE, MORGAN STANLEY INTERNATIONAL FUND, MTB INTERNATIONAL EQUITY FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, PANAGORA EMERGING MARKETS MULTI-ALPHA FUND, LTD, PENSIONSKASERNES ADMINISTRATION A/S, PPL SERVICES CORPORATION MASTER TRUST, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, SPDR S&P EMERGING LATIN AMERICA ETF, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, per proxy/ MARCOS VINICIUS DA COSTA SANTOS

STATE STREET EMERGING MARKETS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE DFA INVESTMENT TRUST COMPANY ON BEHALF OF ITS SERIES THE EMERGING MARKETS SMALL CAP SERIES, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER TRUST BANK OF JAPAN, LTD. RE:MTBC400035147, THE MONETARY AUTHORITY OF SINGAPORE, THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI, THE TEXAS EDUCATION AGENCY, VAN KAMPEN SERIES FUND, INC., VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WILMINGTON MULTI-MANAGER INTERNATIONAL FUND, per proxy/ MARCOS VINICIUS DA COSTA SANTOS

ALBINO ZANATTA, ALBERTO STRINGHINI, OSÓRIO DAL BELLO, RONALDO KOLBARG MULLER, GILBERTO TOMAZONI, ELVIO  DE OLIVEIRA FLORES, NEWTON IPENOR PEDOTT, OCTAVIANO ZANDONAI, VINCENZO FRANCESCO MASTROGIACOMO